March 18, 2020 Via EDGAR and e-mail

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	m+ funds Trust, Series 3-2 Registration Statement on Form S-6 Filed March 18, 2020 File Nos.: 333-[●] and 811-23503

Dear Mr. Bartz:

On behalf of our client, m+ funds Trust, we submitted to the Securities and Exchange Commission on March 18, 2020 for filing the above-referenced registration statement for the m+ Growth [ ] Fund, m+ funds Trust, Series 3-2 (the “Trust”), a series of the m+ funds Trust.

The reference asset for the Trust will be the SPDR® S&P 500® ETF (the “Reference Asset”). The Trust will invest in a portfolio of exchange-traded options, and/or cash or cash equivalents. The Trust will provide investors with a percentage return equal to [ ]% of any percentage increase in the value of the Reference Asset, up to a maximum total return. Investors in the Trust may lose up to [ ]% of their investment.

Due to market instability, at the present time the Trust is not able to provide the maximum total return, leverage or maximum loss numbers in the registration statement.

Please feel free to call me at (212) 506-2321 with any questions.

Edward P. Bartz

U.S. Securities and Exchange Commission

March 18, 2020

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Steve Houston Rep Poppell Anna T. Pinedo Mingli Wu